EATON & VAN WINKLE LLP
Three Park Avenue, 16th floor
New York, NY 10016

September 12, 2012

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re: Target Acquisitions I, Inc.
Form 8-K/A (Amendment No. 4)
Filed July 27, 2012
File No. 000-53328

Dear Mr. Reynolds:

On behalf of our client, Target Acquisitions I, Inc., a Delaware corporation (the “Company”), we request an extension of an additional ten business days (until September 18, 2012) to file an amendment and response to the staff’s comment letter dated August 20, 2012 on the Company’s Form 8-K/A (Amendment No.4) reporting the acquisition of China Real Fortune Mining Limited.

Very truly yours,

/s/ Vincent J. McGill

cc: Ronald E. Alper
      Pamela Howell, Esq.
      James Giugliano
      Brian K. Bhandari